        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces that Nacional Financiera has Started the Bidding Process for the Auction of its Stake in Inversiones y Tecnicas Aeroportuarias, the
Company’s Strategic Partner

Mexico City, October 28, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced that it has been notified by its strategic partner, Inversiones y Tecnicas Aeroportuarias S.A. de C.V. (ITA), that Nacional Financiera, S.N.C. (NAFIN) began yesterday the bidding process for the auction of its 25.5% ownership in ITA.

ITA became ASUR’s strategic partner when it acquired 15% of ASUR’s capital in 1998 as part of the privatization of the airport system in Mexico. Its stockholders are:

  Mr. Fernando Chico Pardo 38.0%
  Copenhagen Airports A/S 36.5%
  Nacional Financiera, S.N.C. 25.5%

NAFIN’s ownership stake in ITA, corresponds to that of the “Mexican Partner”, and as such the offer is being made to persons or entities that are Mexican under applicable law. This stake was acquired by NAFIN on January 8, 2004, from Triturados Basálticos y Derivados, S.A. de C.V. (Tribasa), ITA’s original Mexican partner, as part of Tribasa’s settlement with its creditors. As a result, NAFIN became ITA’s temporary Mexican partner, until its ownership stake is sold to another shareholder, who meets the requirements to be part of ITA as its Mexican partner.

According to the original agreements signed by ASUR and the Mexican Federal Government, Copenhagen Airports, acting as ITA’s operating partner, and Tribasa, acting as the Mexican partner, were required to maintain their ownership stake in ITA for 15 years (except for transfers permitted under certain conditions provided in such agreements). These conditions were satisfied in connection with Tribasa’s transfer to NAFIN and are required to be satisfied by the buyer of the 25.5% ownership stake in ITA being auctioned by NAFIN.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: October 28, 2004